UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Commercial Metals Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

201723 10 3

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:	☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 201723 10 3	Page 2 of 6

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Moses Feldman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U. S. A.

NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		228,176 (1)(2)
OWNED BY
EACH	6	SHARED VOTING POWER
REPORTING
PERSON		1,390,240(1)(3)
WITH
	7	SOLE DISPOSITIVE POWER

228,176 (1)(2)

	8	SHARED DISPOSITIVE POWER

1,390,240(1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,618,416(1)(2)(3)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.7%

12	TYPE OF REPORTING PERSON

IN

(1) Numbers reflect a 2 for 1 stock split in the form of a stock dividend to holders of record December 13, 2004 and distributed January 10, 2005.
(2) Includes (i) 222,176 shares of common stock owned of record by Moses Feldman and (ii) 6,000 shares of common stock that may be acquired upon the exercise of options exercisable within 60 days.
(3) Includes (i) 1,048,764 shares of common stock owned by the Marital Trust under the Trust Indenture created by the Will of Jacob Feldman of which Moses Feldman is one of four trustees, and (ii) 341,476 shares of common stock owned by The Feldman Foundation, a Texas non-profit corporation, of which Moses Feldman is one of three directors. Moses Feldman disclaims beneficial ownership as to all shares held by The Feldman Foundation and the Marital Trust.

CUSIP No. 201723 10 3	Page 3 of 6

Introductory Note

     This Amendment No. 4 to Schedule 13G (this “Amendment”) amends the Schedule 13G filed by Moses Feldman with the Securities and Exchange Commission (“SEC”) on March 13, 1998 relating to the common stock of Commercial Metals Company, as amended by Amendment No. 1 to Schedule 13G filed with the SEC on September 24, 2003, Amendment No. 2 to Schedule 13G filed with the SEC on June 15, 2004 and Amendment No. 3 to Schedule 13G filed with the SEC on June 15, 2004 (as previously amended, the “Filing”).

Item 1(a)	Name of Issuer:

Commercial Metals Company

Item 1(b)	Address of Issuer’s Principal Executive Offices:

6565 N. MacArthur Blvd., Suite 800
Irving, Texas 75039

Item 2(a)	Name of Person Filing:

Moses Feldman

Item 2(b)	Address of Principal Business Office:
841 Andorra Road
Lafayette Hill, PA 19444

Item 2(c)	Citizenship:

U. S. A.

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP No:
201723 10 3

CUSIP No. 201723 10 3	Page 4 of 6

Item 3	Status of Person Filing:

	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership:

	(a)	Amount beneficially owned: 1,618,416(1)(2)(3)

	(b)	Percent of Class: 2.7%

	(c)	Number of shares as to which each person has:

		(i)	sole power to vote or to direct the vote: 228,176(1)(2)

		(ii)	shared power to vote or to direct the vote: 1,390,240(1)(3)

		(iii)	sole power to dispose or to direct the disposition of: 228,176(1)(2)

		(iv)	shared power to dispose or to direct the disposition of: 1,390,240(1)(3)

(1) Numbers reflect a 2 for 1 stock split in the form of a stock dividend to holders of record December 13, 2004 and distributed January 10, 2005.
(2) Includes (i) 222,176 shares of common stock owned of record by Moses Feldman and (ii) 6,000 shares of common stock that may be acquired upon the exercise of options exercisable within 60 days.
(3) Includes (i) 1,048,764 shares of common stock owned by the Marital Trust under the Trust Indenture created by the Will of Jacob Feldman of which Moses Feldman is one of four trustees, and (ii) 341,476 shares of common stock owned by The Feldman Foundation, a Texas non-profit corporation, of which Moses Feldman is one of three directors. Moses Feldman disclaims beneficial ownership as to all shares held by The Feldman Foundation and the Marital Trust.

CUSIP No. 201723 10 3	Page 5 of 6

Item 5	Ownership of 5% or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X].

Item 6	Ownership of More than 5% on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 201723 10 3	Page 6 of 6

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2005

/s/ Moses Feldman Moses Feldman